Exhibit (a)(4)

        FORM OF NOTICE TO TENDERING OPTION HOLDERS

Dear                         :

        On behalf of Allegiance Telecom, Inc., I am writing to provide you with the results of our recent Offer to Exchange (the "Offer") any or all of the unexercised stock options (whether vested or unvested) held by our current vice presidents (other than city vice presidents), senior vice presidents, executive vice president and board members and that have an exercise price of $5.50 or greater (excluding outperform stock options) (the "Eligible Options") that are outstanding under the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, as amended (the "Plan"), for restricted shares of common stock that we will issue under the Plan (the "Restricted Stock"). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the Letter of Transmittal accompanying our Offer to Exchange dated April 26, 2002.

        The Offer expired at 12 midnight, Central Standard Time, on May 24, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, we accepted for exchange, Eligible Options tendered to us for a total of [                        ] shares of common stock and cancelled all such Eligible Options.

        We have accepted for exchange and cancelled the number of Eligible Options tendered by you as set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive three (3) shares of Restricted Stock for every four (4) shares of common stock issuable under Eligible Options accepted for exchange and cancelled as set forth on Attachment A.

        The Restricted Stock is subject to the terms and conditions of the Plan and the Restricted Stock agreement between you and us. The Restricted Stock has been issued effective                         , 2002, but the stock certificate for the issued Restricted Stock will be held in our custody until it vests. 34% of the Restricted Stock will vest on September 30, 2002 and an additional 8.25% of the Restricted Stock will vest on the last day of each quarter following that date, provided that you remain employed by us through those dates.

        The certificates representing your vested shares will not actually be delivered to you until you provide us with payment of the federal and state income and employment withholding taxes to which you become subject as a result of the vesting of your Restricted Stock, by cash payment or other arrangement agreed upon between you and us. If you have decided to make an election under Section 83(b) of the Internal Revenue Code, you must provide for payment of federal and state employment and withholding taxes at this time. If you decided to make an election under Section 83(b) of the Internal Revenue Code, you must file this election by                        , 2002 (30 days after the issuance date of the Restricted Stock). At any time prior to the date which is at least six (6) months prior to any Vesting Date (and with respect to the first Vesting Date of September 30, 2002, at any time prior to June 30, 2002), you may deliver written notice to us setting forth your election to defer the distribution of all or any portion of the Restricted Stock that may vest on such Vesting Date (if any); in such event, no certificates representing shares of common stock will be delivered to you until the date of the event specified in such deferral notice.

        In accordance with the terms of the Offer, in order to receive the unvested portion of the Restricted Stock, you must remain our employee or board member from the date you tendered options through the dates the Restricted Stock vests. If you do not remain an employee or board member of our company for the required periods, you will not receive any Restricted Stock, as the case may be, and you will not receive any other consideration for the Eligible Options tendered by you and cancelled by us.

        If you have any questions about your rights in connection with the grant of Restricted Stock, please call Lisa Sutter, Allegiance Telecom, Inc., 9201 North Central Expressway, Dallas, Texas 75231 (telephone: (469) 259-2848, facsimile: (469) 259-9130).

                      Sincerely,

                      Royce J. Holland
                      Chairman of the Board and
                      Chief Executive Officer

Attachment

ATTACHMENT A

ELIGIBLE OPTIONS ACCEPTED FOR EXCHANGE AND CANCELLED

OPTION GRANT DATE	NO. OF OPTIONS

TOTAL

NUMBER OF SHARES OF RESTRICTED STOCK TO BE ISSUED